SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________
SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule
13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 11)1

QUALITY DINING, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

74756P 10 5
(CUSIP Number)

DANIEL B. FITZPATRICK
QUALITY DINING, INC.
4220 EDISON LAKES PARKWAY
MISHAWAKA, INDIANA 46545
TELEPHONE: (574) 271-4600
FACSIMILE: (574) 243-4377
(Name, address and telephone number of person authorized to receive notices and communications)

November 9, 2004
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.
_______________________________

CUSIP No. 74756P 10 5
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Daniel B. Fitzpatrick
------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 3,952,273*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 3,952,273*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON
3,952,273*
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------
*  Includes presently exercisable stock options to  purchase
23,200
shares.
CUSIP No. 74756P 10 5
----------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gerald O. Fitzpatrick
------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 281,908*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 281,908*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON
281,908*
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------
*  Includes presently exercisable stock options to  purchase
48,162 shares.
CUSIP No. 74756P 10 5
------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James K. Fitzpatrick
------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 396,349*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 396,349*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON
396,349*
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------
*  Includes presently exercisable stock options to  purchase
48,904 shares.
CUSIP No. 74756P 10 5
------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ezra H. Friedlander
------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 516,031*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 516,031*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON
516,031*
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------
*  Includes presently exercisable stock options to  purchase
20,000 shares.
CUSIP No. 74756P 10 5
------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
John C. Firth
------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 250,092*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 250,092*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON
250,092*
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------
*  Includes presently exercisable stock options to  purchase
75,736 shares.

INTRODUCTORY STATEMENT

     This Statement is a joint filing which (i) constitutes Amendment No. 11 to the Schedule 13D filing of Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), filed on June 6, 2000, as previously amended by Amendment No. 1 to Schedule 13D, filed on August 10, 2000, Amendment No. 2 to Schedule 13D, filed on November 7, 2000, Amendment No. 3 to Schedule 13D, filed on March 1, 2001,
Amendment  No.  4 to Schedule 13D, filed on  May  16,  2001,
Amendment No. 5 to Schedule 13D, filed on June 28, 2001, Amendment No. 6 to Schedule 13D, filed on October 1, 2002, Amendment No. 7 to Schedule 13D, filed on June 25, 2003,
Amendment No. 8 to Schedule 13D, filed on June 27, 2003, Amendment No. 9 to the Schedule 13D, filed on June 15, 2004, and Amendment No. 10 to Schedule 13D, filed on October 12, 2004 (collectively, the "Schedule 13D"), and (ii) constitutes Amendment No. 2 to the Schedule 13D filing of Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H.
Friedlander and John C. Firth, filed on June 15, 2004, as previously amended by Amendment No. 1 to Schedule 13D, filed on October 12, 2004, in each case with respect to the Common Stock of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Shareholder Group obtained financing commitments from the Company's current bank group (the "Commitment
Letters") for $58 million in financing to purchase the shares of Common Stock held by the public shareholders in the Merger, to pay the costs and expenses of the Merger and to repay the outstanding bank debt of the Company. The new financing will be secured by a first lien on the Company's assets other than with respect to real estate securing other debt and guaranteed by substantially all of the subsidiaries of the Company and Fitzpatrick. Fitzpatrick's guaranty will be released upon achieving certain leverage ratios for two consecutive quarters.

ITEM 4. PURPOSE OF TRANSACTION.

     On November 9, 2004, QDI Merger Corp., a newly-formed entity owned by the Shareholder Group ("Merger Corp."), entered into a definitive agreement and plan of merger (the "Merger Agreement") with the Company pursuant to which Merger Corp. will merge with and into the Company (the "Merger") and the Company will be the surviving corporation. Under the terms of the Merger Agreement, Company shareholders, other than members of the Shareholder Group, will receive cash consideration of $3.20 per share in exchange for each of their shares. Following the Merger, the Common Stock will no longer be traded on NASDAQ or registered with the Securities and Exchange Commission.

     Each member of the Shareholder Group, who together own approximately 44.7% of the currently outstanding shares of Common Stock has agreed to vote for and against approval of the Merger Agreement and the Merger in the same proportion as the votes cast by all other shareholders voting at the special meeting to be held to vote on the transaction. The Merger Agreement provides that if the shareholders do not approve the transaction at the special meeting, the Company will reimburse the Shareholder Group for its reasonable out-of-pocket expenses in connection with the transaction.

     The board of directors (the "Board") approved the Merger Agreement based on the recommendation, by a vote of three to one, of a special committee of the Board consisting solely of independent directors.

     In addition, for purposes of the Company's rights agreement, dated as of March 27, 1997, between the Company and KeyCorp Shareholder Services, Inc. (the "Rights Agreement"), the Board approved in advance the acquisition of the shares of Common Stock by Merger Corp. and/or any of its affiliates or associates through the Shareholder Group's contribution of shares of Common Stock to Merger Corp. and in the Merger, and that such acquisitions shall not make Merger Corp. or any of its affiliates or associates an "Acquiring Person" under the Rights Agreement. The Board also approved the "business combination" to be consummated under the Merger Agreement before Merger Corp.'s "share acquisition date", as such terms are defined in the Indiana Business Combinations Statute.

     The Merger is expected to be completed in the first quarter of fiscal 2005 and is subject to customary conditions, including satisfaction of the conditions contained in the Commitment Letters and approval by the Company's shareholders and franchisors.

     The foregoing summaries of the Merger Agreement and the Commitment Letters do not purport to be complete and are subject to and qualified in their entirety by reference to the text of the Merger Agreement and the Commitment Letters. A copy of the Merger Agreement and the Commitment Letters are included as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference into this Item 4.

ITEM   6.   CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS   OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See  Item  4  above  for a description  of  the  Merger
Agreement between the QDI Merger Corp. and Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit             Title
No.
-----------    ---------------------------------------------
  1.   Agreement and Plan of Merger by and between QDI Merger
            Corp. and Quality Dining, Inc., dated as of November 9,
            2004.

  2. Commitment Letters from J.P. Morgan Securities Inc. and other members of the Company's bank group.

  3.   Press Release of the Company dated November 9, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


Dated: November 10, 2004

/s/ Daniel B. Fitzpatrick
-------------------------
Daniel B. Fitzpatrick

/s/ Gerald O. Fitzpatrick
-------------------------
Gerald O. Fitzpatrick

/s/ James K. Fitzpatrick
-------------------------
James K. Fitzpatrick

/s/ Ezra H. Friedlander
-------------------------
Ezra H. Friedlander

/s/ John C. Firth
-------------------------
John   C. Firth


EXHIBIT INDEX

Exhibit                  Title
No.
-----------         ----------------------------------------
     1.   Agreement and Plan of Merger by and between QDI Merger
          Corp. and Quality Dining, Inc., dated as of November 9,
          2004.

     2. Commitment Letters from J.P. Morgan Securities Inc. and other members of the Company's bank group.

     3.   Press Release of the Company dated November 10, 2004.

EXHIBIT No. 1


-----------------------------------------------------------------

AGREEMENT AND PLAN OF MERGER


dated as of November 9, 2004

by and between

QDI MERGER CORP.

and

QUALITY DINING, INC.


----------------------------------------------------------------


TABLE OF CONTENTS

                                                             Page
                                                            -----

ARTICLE I CERTAIN DEFINITIONS                                   2

ARTICLE II THE MERGER                                           7
     Section 2.1. The Merger                                    7
     Section 2.2. Effective Time                                7
     Section 2.3. Effects of the Merger                         8
     Section 2.4. Articles of Incorporation and Bylaws          8
     Section 2.5. Directors                                     8
     Section 2.6. Officers                                      8
     Section 2.7. Subsequent Actions                            8
     Section 2.8. Effect on the Capital Stock                   9
     Section 2.9. Treatment of Options and Restricted Shares    9
     Section 2.10.Payment for Shares                           10

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY      13
     Section 3.1.  Organization and Qualification              13
     Section 3.2.  Capitalization of the Company               13
     Section 3.3.  Authority Relative to this Agreement        14
     Section 3.4.  SEC Filings                                 14
     Section 3.5.  Consents and Approvals, No Violations       15
     Section 3.6.  State Takeover Statute Inapplicable         15
     Section 3.7.  Company Rights Agreement.                   15
     Section 3.8.  Brokers                                     16
     Section 3.9.  Opinion of Financial Advisor                16

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MERGER CORP.      16
     Section 4.1.  Organization                                16
     Section 4.2.  Authority Relative to this Agreement        16
     Section 4.3.  Consents and Approvals; No Violations       17
     Section 4.4.  Capitalization                              17
     Section 4.5.  SEC Filings                                 17
     Section 4.6.  Ownership of Shares                         17
     Section 4.7.  Financing                                   17
     Section 4.8.  Brokers                                     18
     Section 4.9.  Disclosure                                  18

ARTICLE V COVENANTS                                            18
     Section 5.1.  Shareholders Meeting                        18
     Section 5.2.  SEC Filings                                 18
     Section 5.3.  Conduct of Business of the Company          19
     Section 5.4.  Notification of Certain Matters             22
     Section 5.5.  Access to Information                       22
     Section 5.6.  Additional Agreements; Commercially
                     Reasonable Efforts                        23
     Section 5.7.  Public Announcements                        24
     Section 5.8.  Indemnification                             25
     Section 5.9.  Contributions to Merger Corp.               26
     Section 5.10. Withdrawal of Recommendation; Company
                     Competing Transactions                    26
     Section 5.11. Resignation of Directors                    28
     Section 5.12. Exemption from Liability Under
                     Section 16(b)                             28
     Section 5.13  Voting by Shareholder Group                 28

ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER            28
     Section 6.1.  Conditions to the Merger                    28
     Section 6.2.  Conditions to Each Party's Obligations
                     to Effect the Merger                      30

ARTICLE VII TERMINATION; AMENDMENT; WAIVER                     30
     Section 7.1.  Termination                                 30
     Section 7.2.  Effect of Termination                       31
     Section 7.3.  Expense Reimbursement                       31
     Section 7.4.  Amendment                                   32
     Section 7.5.  Waiver                                      32

ARTICLE VIII MISCELLANEOUS                                     32
     Section 8.1.  Nonsurvival of Representations and
                   Warranties                                  32
     Section 8.2.  Entire Agreement; Assignment                32
     Section 8.3.  Severability                                33
     Section 8.4.  Notices                                     33
     Section 8.5.  Governing Law                               34
     Section 8.6.  Specific Performance                        34
     Section 8.7.  Interpretation                              34
     Section 8.8.  Parties in Interest                         34
     Section 8.9.  Counterparts                                34
   (a) 56,000 of these shares are held in an individual retirement account and will be converted into the Merger
   Consideration at the Effective Time of the Merger.         1



EXHIBIT  A  -    Shares of Common Stock owned by members  of  the
Shareholder Group


AGREEMENT AND PLAN OF MERGER

          THIS AGREEMENT AND PLAN OF MERGER, dated as of November
9,  2004  ("this Agreement"), is made by and between  QDI  Merger
Corp.,  an  Indiana  corporation ("Merger  Corp."),  and  Quality
Dining, Inc., an Indiana corporation (the "Company").

          WHEREAS, the Company has authority to issue 55,000,000 shares of capital stock consisting of: (1) 50,000,000 shares of common stock, no par value (the "Common Stock"), of which 11,609,099 were outstanding as of November 1, 2004, and
(2) 5,000,000 shares of preferred stock, no par value (the "Preferred Stock"), of which (a) 141,450 shares are designated Series A Convertible Cumulative Preferred Stock (the "Series A Preferred Stock"), none of which are outstanding, and (b) 180,000 shares are designated Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock"), none of which are outstanding;

          WHEREAS, Daniel B. Fitzpatrick, Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth, who together with certain controlled entities (collectively, and together with any other shareholder of the Company who becomes a party to the Shareholders Agreement (as defined below) prior to the Shareholders Meeting (as defined below) the "Shareholder Group") collectively own the number of shares of Common Stock set forth on Exhibit A attached hereto, have entered into a Shareholders Agreement dated as of June 15, 2004 (as the same may be amended from time to time, the "Shareholders Agreement"), pursuant to which (i) the Shareholder Group has proposed to the board of directors of the Company (the "Company Board") a transaction pursuant to which Merger Corp. would acquire the outstanding shares of Common Stock not owned by the Shareholder Group, and (ii) the members in the Shareholder Group have agreed to cause shares of Common Stock beneficially owned by them to be voted in favor of the transactions contemplated by this Agreement and to contribute their shares of Common Stock to Merger Corp. in order to facilitate such transactions;

          WHEREAS, the Company Board has established a special committee of the Company Board comprised solely of directors unaffiliated with the Shareholder Group (the "Special Committee") to consider such proposal and make a recommendation to the Company Board with respect thereto;

          WHEREAS, the Special Committee, following extensive negotiations with the Shareholder Group and its advisors concerning the Shareholder Group's proposal, and the Company Board, based on the recommendation of the Special Committee,
(a) have determined that the merger of Merger Corp. with and into the Company, with the Company as the surviving corporation (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, is advisable, fair to and in the best interests of the Company and its shareholders (other than Merger Corp. and its Affiliates), (b) have approved and adopted this Agreement and the Merger, pursuant to which each share of Common Stock issued and outstanding immediately prior to the Effective Time (as defined below), except for shares of Common Stock owned, directly or indirectly, by Merger Corp. or the Company, will be converted into the right to receive $3.20 in cash (the "Per Share Amount"), and (c) have recommended that the Company's shareholders approve this Agreement and the Merger;

          WHEREAS, the board of directors of Merger Corp. has determined that this Agreement and the Merger are advisable, fair to and in the best interests of Merger Corp. and its shareholders and have approved and adopted this Agreement and the Merger; and

          WHEREAS,  Merger Corp. and the Company desire  to  make
certain representations, warranties, covenants and agreements  in
connection  with  the  Merger  and  also  to  prescribe   various
conditions to the Merger;

          NOW,    THEREFORE,    in    consideration    of     the
representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:


ARTICLE I

CERTAIN DEFINITIONS

          (a) As used in this Agreement, the following terms shall have the respective meanings set forth below:

          "Acquisition Agreement" shall have the meaning set forth in Section 5.10(d).

          "Affiliate" of a specified Person means a Person who, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified Person; provided that as used in this Agreement with respect to Merger Corp., the term "Affiliate" or "Affiliates" of Merger Corp. does not include the Company and its Subsidiaries. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract or otherwise.

          "Agreement" shall have the meaning set forth in the preamble.

          "Articles of Merger" shall have the meaning set forth in Section 2.2.

          "Award  List"  shall  have the  meaning  set  forth  in
Section 2.9(a).

          "Benefit Plans" means all material employee, consultant or director benefit plans, arrangements or agreements, including any employee welfare benefit plan within the meaning of Section
3.1 of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, termination, indemnity, employment, change of control or fringe benefit plan, program, arrangement or agreement that provides benefits to any current or former employee or director of the Company or any of its Subsidiaries or any beneficiary or dependant thereof or with respect to which the Company or any of its Subsidiaries could have a material liability.

          "Certificate"  shall  have the  meaning  set  forth  in
Section 2.8(d).

          "Closing"   shall  have  the  meaning  set   forth   in
Section 2.2.

          "Closing  Date"  shall have the meaning  set  forth  in
Section 2.2.

          "Common Stock" shall have the meaning set forth in the recitals.

          "Company" shall have the meaning set forth in the preamble.

          "Company Board" shall have the meaning set forth in the recitals.

          "Company Competing Transaction" means any recapitalization, merger, consolidation or other business combination involving the Company, or any direct or indirect acquisition of shares of Common Stock representing 15% or more of the voting power of the Company or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of the Company and its Subsidiaries, or any combination of the foregoing (other than the Merger).

          "Company Disclosure Schedule" means the schedule of disclosures delivered by the Company to Merger Corp. concurrent with the execution of this Agreement.

          "Company Material Adverse Effect" means any event, change, circumstance, effect or state of facts that is or is reasonably expected to be materially adverse to (a) the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate any of the transactions contemplated by this Agreement and the Shareholders Agreement, including the Merger, except to the extent that such adverse effect results from (i) general economic conditions or changes therein, (ii) changes in, or events or conditions affecting, the businesses in which the Company and its Subsidiaries operate, but only to the extent that such changes, events or conditions do not disproportionately affect the Company and its Subsidiaries, or (iii) the announcement or execution of the transactions contemplated by this Agreement.

          "Company Permits" means all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets and to carry on their businesses as now conducted.

          "Company  Rights" shall have the meaning set  forth  in
Section 3.2(a).

          "Company Rights Agreement" shall have the meaning set forth in Section 3.2(a).

          "Company SEC Documents" means all forms, schedules, statements and other documents filed by the Company under the Securities Act or the Exchange Act since October 27, 2002 and prior to the Closing Date, collectively, as the same may have been amended or restated and including all exhibits and schedules thereto and documents incorporated by reference therein.

          "Company Securities" shall have the meaning set forth in Section 3.2(a).

          "Company Shareholder Approval" means the vote for the approval of this Agreement and the Merger by a majority of all the votes entitled to be cast at the Shareholders Meeting.

          "Company Stock Plans" means, collectively, (i) the Quality Dining, Inc. 1993 Stock Option Plan, (ii) the Quality
Dining, Inc. 1993 Outside Directors Plan, (iii) the Quality Dining, Inc. 1997 Stock Option and Incentive Plan, and (iv) the Quality Dining, Inc. 1999 Outside Directors Plan.

          "Debt  Financing" shall have the meaning set  forth  in
Section 4.7.

          "Effective  Time" shall have the meaning set  forth  in
Section 2.2.

          "ERISA"  means the Employee Retirement Income  Security
Act of 1974, as amended.

          "Exchange  Act"  means the Securities Exchange  Act  of
1934, as amended, and the rules and regulations promulgated thereunder.

          "Existing Policy" shall have the meaning set  forth  in
Section 5.8(c).

          "Financing Commitment Letters" shall have the meaning set forth in Section 4.7.

          "Financing Documents" shall have the meaning set forth in Section 5.5(b).

          "GAAP"   means   U.S.  generally  accepted   accounting
principles.

          "Governmental Entity" shall have the meaning set forth in Section 3.5.

          "IBCL" means the Indiana Business Corporation Law, as amended and in effect from time to time.

          "Indemnified Parties" shall have the meaning set forth in Section 5.8(b).

          "Lenders"   shall  have  the  meaning  set   forth   in
Section 4.7.

          "Lien" means, with respect to any asset (including any security), any security interests, liens, claims, charges, title defects, deficiencies or exceptions (including, with respect to Real Property Leases, subleases, assignments, licenses or other agreements granting to any third party any interest in a Real Property Lease or any right to the use or occupancy of any real property subject to such lease), mortgages, pledges, easements, encroachments, restrictions on use, rights-of-way, rights of first refusal, options, conditional sales or other title retention agreements, covenants, conditions or other similar restrictions (including restrictions on transfer) or other encumbrances of any nature whatsoever in respect of such asset.

          "Material Contract" means all of the contracts required to be described in or filed as exhibits to the annual report on Form 10-K filed by the Company with the SEC in respect of the fiscal year ended October 26, 2003.

          "Merger" shall have the meaning set forth in the recitals.

          "Merger Consideration" shall have the meaning set forth in Section 2.8(d).

          "Merger Corp." shall have the meaning set forth in the preamble.

          "Merger Corp. Expenses" means all documented out-of-pocket fees and expenses actually and reasonably incurred by Merger Corp. and its Affiliates or on their behalf in connection with any of the transactions contemplated by this Agreement and the Shareholders Agreement (including fees and expenses payable to financing sources, investment bankers, consultants, counsel to any of the foregoing, accountants and legal counsel), not to exceed $750,000.

          "Merger Corp. Material Adverse Effect" means any event, change, circumstance, effect or state of facts that is or is reasonably expected to be materially adverse to the ability of Merger Corp. to consummate the transactions contemplated by this Agreement or by the Shareholders Agreement.

          "Outside Date" shall mean April 9, 2005.

          "Paying  Agent"  shall have the meaning  set  forth  in
Section 2.10(a).

          "Per Share Amount" shall have the meaning set forth in the recitals.

          "Permitted Liens" means (a) Liens for Taxes or governmental assessments or similar obligations the payment of which is not yet due and payable or delinquent, or for Taxes the validity of which are being contested in good faith by appropriate proceedings, (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, and other similar Liens imposed by applicable law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, (c) Liens relating to deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, and other types of social security, and (d) Liens securing executory obligations under any lease, regardless of whether it constitutes an "operating lease" or a "capitalized lease" under GAAP.

          "Person"  means  an  individual,  corporation,  limited
liability     company,    partnership,    association,     trust,
unincorporated organization, other entity or "group" (as defined in the Exchange Act).

          "Preferred Stock" shall have the meaning set forth in the recitals.

          "Proxy  Statement" shall have the meaning set forth  in
Section 5.2.

          "Real Property Lease" shall mean any contract or agreement to which the Company or any of its Subsidiaries is a party relating to the lease of real property used by the Company or its Subsidiaries.

          "Representatives" means a Person's directors, officers, employees, investment bankers, consultants, attorneys, agents and other representatives.

          "Retained Restricted Share Participant" shall have the meaning set forth in Section 2.9(a).

          "Retained Restricted Shares" shall have the meaning set forth in Section 2.9(a).

          "Restricted Shares" means shares of restricted stock granted under any of the Company Stock Plans.

          "Retained Option Participants" shall have the meaning set forth in Section 2.9(a).

          "Retained Options" shall have the meaning set forth  in
Section 2.9(a).

          "Schedule 13E-3" means the Schedule 13E-3 to be filed by the Company, Merger Corp. and the members of the Shareholder Group with the SEC in connection with the Merger and the other transactions contemplated hereby, including any and all amendments thereto.

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Series A Preferred Stock" shall have the meaning set forth in the recitals.

          "Series B Preferred Stock" shall have the meaning set forth in the recitals.

          "Shareholders Agreement" shall have the meaning set forth in the recitals.

          "Shareholder Group" shall have the meaning set forth in the recitals.

          "Shareholders Meeting" shall have the meaning set forth in Section 5.1.

          "Special Committee" shall have the meaning set forth in the recitals.

          "Stock Option" means an option to purchase shares of Common Stock.

          "Subsidiary" means, with respect to any Person, any other Person, whether incorporated or unincorporated, of which
(a) such first Person or any other Subsidiary of such first Person is a general partner (excluding such partnerships where such first Person or any Subsidiary of such first Person does not have a majority of the voting interest in such partnership) or
(b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries.

          "Superior Transaction" shall have the meaning set forth in Section 5.10(d).

          "Surviving Corporation" shall have the meaning set forth in Section 2.1.

          "Tail  Period"  shall  have the meaning  set  forth  in
Section 5.8(c).

          "Tax Returns" means all reports, returns, information returns, statements, declarations and certifications required to be filed with respect to Taxes.

          "Taxes" means any income, alternative or add-on minimum tax, gross receipts, sales, use, transfer, gains, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, or other like assessment or charge, together with any related interest, penalty, addition to tax or additional amount.

          "Transmittal Documents" shall have the meaning set forth in Section 2.10(b).

          (b) Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (iv) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation";
(v) the term "lease" also includes subleases, the term "lessor" also includes any sublessor, and the term "lessee" also includes any sublessee; and (vi) the phrases "ordinary course of business" and "ordinary course of business consistent with past practice" refer to the business and practice of the Company or a Subsidiary. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless otherwise specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.


ARTICLE II

THE MERGER

          SECTION 2.1.   The Merger

          . Subject to the conditions of this Agreement and in accordance with the IBCL, the parties hereto shall consummate the Merger pursuant to which (a) Merger Corp. shall merge with and into the Company and the separate corporate existence of Merger Corp. shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Indiana, and (c) the corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

          Section 2.2.   Effective Time

          . As soon as practicable after the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in Article VI, the parties hereto shall cause articles of merger in such form as required by, and executed in accordance with, the relevant provisions of the IBCL (the "Articles of Merger") to be executed and filed on the Closing Date (or on such other date as Merger Corp. and the Company may agree) with the Secretary of State of the State of Indiana. The closing of the Merger (the "Closing") will take place (a) at the offices of the Company, 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545, at 10:00 a.m. Indiana time on a date as soon as reasonably practicable (but in any event no later than the third business day) after satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in Article VI (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable law) of such other conditions), or (b) at such other place or time and/or such other date as the parties may agree. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date." The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Indiana or at such later date and time as the parties shall agree and as shall be specified in the Articles of Merger (the time the Merger becomes effective, the "Effective Time").

          Section 2.3.   Effects of the Merger

          .   The  Merger shall have the effects as set forth  in
Section 23-1-40-6 of the IBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Corp. shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Corp. shall become the debts, liabilities and duties of the Surviving Corporation.

          Section 2.4.   Articles of Incorporation and Bylaws

          .

          (a) The articles of incorporation of the Company in effect immediately prior to the Effective Time, as amended in accordance with the Articles of Merger, shall be the articles of incorporation of the Surviving Corporation until amended in accordance with its terms and applicable law.

          (b) The bylaws of Merger Corp. in effect immediately prior to the Effective Time shall be the bylaws of the Surviving
Corporation until amended in accordance with its terms and applicable law.

          Section 2.5.   Directors

          . The directors of Merger Corp. immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified.

          Section 2.6.   Officers

          . The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified.

          Section 2.7.   Subsequent Actions

          . If, at any time after the Effective Time, the Surviving Corporation shall determine in good faith or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Corp. acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Corp., all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

          Section 2.8.   Effect on the Capital Stock

          .   As  of the Effective Time, by virtue of the  Merger
and without any action on the part of the holder thereof:

          (a) Each issued and outstanding share of common stock of Merger Corp. immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation following the Merger.

          (b) Each share of Common Stock that is owned by Merger Corp. or any of its Affiliates immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no cash, Common Stock or other consideration, including the Merger Consideration, shall be delivered or deliverable in exchange therefor.

          (c) Each share of Common Stock that is owned by or held in the treasury of the Company immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no cash, Common Stock or other consideration, including the Merger Consideration, shall be delivered or deliverable in exchange therefor.

          (d) Shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be canceled pursuant to Sections 2.8(b) and 2.8(c)) held by each shareholder of the Company shall be converted into the right to receive an amount in cash (the "Merger Consideration") equal to the product of (A) the number of shares of Common Stock owned by such shareholder immediately prior to the Effective Time, and
(B) the Per Share Amount. The Merger Consideration shall be payable to the holder of shares of Common Stock, without interest thereon, upon the surrender of the certificate or certificates formerly representing such shares of Common Stock (each, a "Certificate") in the manner provided in Section 2.10, less any required withholding of U.S. federal, state, local or foreign Taxes. From and after the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall be deemed to be canceled and retired and shall cease to exist, and each holder of shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor in accordance with Section 2.10.

          Section 2.9.   Treatment of Options and Restricted Shares

          .

          (a) Section 2.9(a) of the Company Disclosure Schedule contains a true and complete list (the "Award List") of each Stock Option (along with the number of shares of Common Stock underlying the Stock Options, the exercise prices thereof and the vesting schedule thereof) and each award of Restricted Shares (along with the number of shares of Common Stock underlying the Restricted Shares and the vesting schedule thereof), in either case granted under the Company Stock Plans and outstanding as of the date hereof. Stock Options held by any Person permitted by Merger Corp. in writing on or after the date hereof to convert his or her Stock Options into options to purchase shares of common stock of the Surviving Corporation following the Effective Time (collectively, the "Retained Option Participants"), to the extent such Person agrees to have such Stock Options treated as Retained Options hereunder on terms mutually satisfactory to Merger Corp. and such Person, are referred to as "Retained Options". Restricted Shares held by any Person permitted by Merger Corp. in writing on or after the date hereof to convert his or her Restricted Shares into shares of common stock of the Surviving Corporation following the Effective Time (collectively, "Retained Restricted Share Participants"), to the extent such Person agrees to have such Restricted Shares treated as Retained Restricted Shares hereunder on terms mutually satisfactory to Merger Corp. and such Person, are referred to as "Retained Restricted Shares". Merger Corp. may require that a Retained Option Participant, as a condition to having the Stock Options held by such Retained Option Participant treated as Retained Options, and that a Retained Restricted Share Participant, as a condition to having the Restricted Shares held by such Retained Restricted Share Participant treated as Retained Restricted Shares, agree in writing to be subject to certain restrictions on the transferability of any shares of common stock of the Surviving Corporation that are acquired after the Effective Time upon the exercise of such Retained Options or the vesting of such Retained Restricted Shares, as the case may be.

          (b) As provided in the Company Stock Plans and the individual award agreements, (i) as of the Effective Time, each outstanding Stock Option, other than any Retained Options, shall represent the right to receive the excess of the Per Share Amount over the exercise price per share, if any, multiplied by the number of shares of Common Stock subject to such Stock Option, and (ii) as of the time of the Company Shareholder Approval, each outstanding Restricted Share, other than any Retained Restricted Shares, shall vest and the restrictions thereon shall lapse, the Company will deliver to the holder thereof a Certificate representing such Restricted Share and such Restricted Share shall represent the right to receive the Merger Consideration subject to compliance with the terms of Section 2.10.

          (c) As soon as practicable following the Effective Time, the Surviving Corporation shall pay to the holder of each outstanding Stock Option (other than Retained Options) with an option exercise price that is less than the Per Share Amount, in full satisfaction of such Stock Option, an amount in cash (less any required withholding of U.S. federal, state, local or foreign Taxes) determined in accordance with Section 2.9(b)(i).

          (d) The Company shall take all actions reasonably necessary, with Merger Corp.'s assistance, to ensure that, effective as of the Effective Time, no holder of (i) Stock Options, other than the Retained Option Participants, will have any right to receive any shares of capital stock of the Company or, if applicable, the Surviving Corporation, upon exercise of any Stock Option or any other event, or (ii) Restricted Shares, other than Retained Restricted Share Participants, will have any right to receive any shares of capital stock of the Company or, if applicable, the Surviving Corporation, upon vesting of any Restricted Shares or any other event, in either case following the Effective Time.

          Section 2.10.  Payment for Shares

          .

          (a) Prior to the Effective Time, Merger Corp. shall designate a bank or trust company reasonably acceptable to the Company to act as paying agent in connection with the Merger (the "Paying Agent") pursuant to a paying agent agreement providing for the matters set forth in this Section 2.10 and otherwise reasonably satisfactory to the Company. At or promptly following the Effective Time, Merger Corp. shall, or shall cause the Surviving Corporation to, make available to the Paying Agent for the benefit of holders of shares of Common Stock (including Restricted Shares, other than Retained Restricted Shares), as needed, the aggregate consideration to which such holders of shares of Common Stock (including such Restricted Shares) shall be entitled at the Effective Time pursuant to Section 2.8(d) and
Section  2.9(b)(ii).   Such  funds  shall  be  invested  in  time
deposits, treasury bills, or money market or other similar instruments as directed by the Surviving Corporation pending payment thereof by the Paying Agent to holders of the shares of Common Stock (including such Restricted Shares). Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part thereof shall accrue to the benefit of the holders of shares of Common Stock (including such Restricted Shares).

          (b) Promptly after the Effective Time, the Paying Agent shall mail to each record holder, as of the Effective Time, of an outstanding Certificate(s), whose shares of Common Stock were converted pursuant to Section 2.8(d) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate(s) shall pass, only upon proper delivery of the Certificate(s) to the Paying Agent and shall be in such form and have such other provisions not inconsistent with this Agreement as Merger Corp. may reasonably specify), and
(ii) instructions for use in effecting the surrender of the Certificate(s) in exchange for payment of the Merger Consideration (together, the "Transmittal Documents"). Upon surrender of a Certificate or Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Merger Corp., together with such letter of transmittal and any other required documents, duly executed, the holder of such Certificate(s) shall be entitled to receive in exchange therefor (as promptly as practicable) the Merger Consideration in respect of all shares of Common Stock formerly represented by such surrendered Certificate(s), without any interest thereon, pursuant to Section 2.8(d). The Certificate(s) so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate(s) is registered, it shall be a condition of payment that the Certificate(s) so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer, that the signatures on the Certificate(s) or any related stock power shall be properly guaranteed and that the Person requesting such payment shall have established to the satisfaction of Merger Corp. that any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate(s) surrendered have been paid or are not applicable. Until surrendered in accordance with the provisions of and as contemplated by this Section 2.10, any Certificate(s) (other than Certificate(s) representing shares of Common Stock subject to Sections 2.8(b) and (c)) shall be deemed, at any time from and after the Effective Time, to represent only the right to receive the Merger Consideration in cash without interest as contemplated by this Section 2.10. Upon the surrender of a Certificate(s) in accordance with the terms and instructions contained in the Transmittal Documents, the Surviving Corporation shall cause the Paying Agent to pay to the holder of such Certificate(s) in exchange therefor cash in an amount equal to the Merger Consideration (other than Certificate(s) representing shares of Common Stock subject to Sections 2.8(b) and (c)).

          (c) At the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of any shares of capital stock thereafter on the records of the Company. If, after the Effective Time, a Certificate (other than those subject to Sections 2.8(b) and (c)) is presented to the Surviving Corporation, it shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Section 2.10. No interest shall accrue or be paid on any cash payable upon the surrender of a Certificate.

          (d) From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to shares of Common Stock represented by such Certificate except as otherwise provided herein or by applicable law.

          (e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Surviving Corporation shall pay or cause to be paid in exchange for such lost, stolen or destroyed Certificate the relevant portion of the Merger Consideration in accordance with
Section 2.8(d) for shares of Common Stock represented thereby. When authorizing such payment of any portion of the Merger Consideration in exchange therefor, the board of directors of the Surviving Corporation may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificate to give the Surviving Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen or destroyed.

          (f) Promptly following the date that is one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any cash (including any interest received with respect thereto), Certificates and other documents in its possession relating to the Merger, that had been made available to the Paying Agent and that have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar laws) only as a general creditor thereof with respect to any portion of the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon.

          (g) The Merger Consideration paid in the Merger shall be net to the holder of shares of Common Stock in cash, subject to reduction only for any applicable federal, state, local or foreign withholding Taxes. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made.

          (h) Anything to the contrary in this Section 2.10 notwithstanding, to the fullest extent permitted by law, none of the Paying Agent, Merger Corp. or the Surviving Corporation shall be liable to any holder of a Certificate for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If Certificates are not surrendered prior to two years after the Effective Time, unclaimed funds payable with respect to such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.


ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          Except as set forth in the Company SEC Documents filed on or prior to the date hereof or in the Company Disclosure Schedule (it being understood that any matter set forth in any section of the Company Disclosure Schedule shall be deemed disclosed with respect to any other section of the Company Disclosure Schedule to the extent such matter is disclosed in a way as to make its relevance to the information called for by such other section reasonably clear on its face), the Company hereby represents and warrants to Merger Corp. as follows:

          Section 3.1.   Organization and Qualification

          . The Company is a corporation validly existing under the laws of the State of Indiana and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to have such power, authority and governmental approvals, would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company SEC Documents include accurate and complete copies of the Company's articles of incorporation and bylaws, as currently in effect.

          Section 3.2.   Capitalization of the Company

          .

          (a) The authorized capital stock of the Company consists of: (i) 50,000,000 shares of Common Stock and
(ii) 5,000,000 shares of Preferred Stock, (A) 141,450 shares of which are designated as shares of Series A Preferred Stock and
(B) 180,000 shares of which are designated as shares of Series B Preferred Stock. As of November 1 2004, (i) 11,609,099 shares of Common Stock were issued and outstanding and 1,360,573 shares were held in treasury and (ii) no shares of Preferred Stock were issued and outstanding or held in treasury. All of the outstanding shares of Common Stock have been validly issued, and are fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 2.9(a) of the Company Disclosure Schedule, no shares of Common Stock are subject to issuance pursuant to the Company Stock Plans. Other than as contemplated in this Agreement, since November 1, 2004 no shares of capital stock of the Company have been issued other than pursuant to the exercise of Stock Options set forth on the Award List, and no Stock Options or Restricted Shares have been granted. Except as set forth above or in the next succeeding sentence, there are no outstanding (i) shares of capital stock (including Restricted Shares) or other voting securities of the Company,
(ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or (iv) equity equivalents, interests in the ownership or earnings of the Company or other similar rights (collectively, "Company Securities"). Each share of Common Stock carries with it an associated share purchase right (collectively, the "Company Rights") issued pursuant to the Rights Agreement between the Company and KeyCorp. Shareholder Services, Inc. as Rights Agent, dated as of March 27, 1997 (as heretofore amended, the "Company Rights Agreement"), which entitles the holder thereof to purchase, on the occurrence of certain events, shares of Series B Preferred Stock or Common Stock. Other than as contemplated by this Agreement, there are no outstanding obligations of the Company or any of its
Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

          (b) The shares of Common Stock constitute the only class of equity securities of the Company or any of its Subsidiaries registered or required to be registered under the Exchange Act. No Subsidiary of the Company owns any Company Securities.

          Section 3.3.   Authority Relative to this Agreement

          .

          (a) The Company has all the necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining Company Shareholder Approval, to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (other than obtaining the Company Shareholder Approval), and, except for obtaining the Company Shareholder Approval, no other corporate action or corporate proceeding on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Merger Corp., constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (i) any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding of law or equity).

          (b) The Special Committee (i) has been duly authorized and constituted, and (ii) at a meeting thereof duly called and held on November 9, 2004, by a vote of three (3) to one (1),
(A) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its shareholders (other than Merger Corp. and its Affiliates), (B) determined that this Agreement and the Merger should be approved and declared advisable by the Company Board and (C) resolved to recommend that the Company's shareholders approve this Agreement and the Merger.

          (c) The Company Board, at a meeting thereof duly called and held on November 9, 2004, based on the recommendation of the Special Committee, by a vote of six (6) to one (1),
(i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its shareholders (other than Merger Corp. and its Affiliates), (ii) approved, adopted and declared advisable this Agreement and the Merger, and
(iii) resolved to recommend that the Company's shareholders approve this Agreement and the Merger.

          Section 3.4.   SEC Filings

          . None of the information included in the Proxy Statement or the Schedule 13E-3 will (in the case of the Schedule 13E-3) at the time of its filing with the SEC or (in the case of the Proxy Statement) at the time mailed to the Company's shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements are made, not misleading, except that no representation is made by the Company with respect to statements made in or omitted from the Proxy Statement or the
Schedule 13E-3 relating to Merger Corp. or any of its Affiliates based on information supplied by Merger Corp. or any of its Affiliates for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.

          Section 3.5.   Consents and Approvals, No Violations

          . No filing with or notice to, and no permit, authorization, consent or approval of, any federal, state, local or foreign court or tribunal or administrative, governmental, arbitral or regulatory body, agency or authority (a "Governmental Entity"), is required on the part of the Company or any of its
Subsidiaries for the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except (a) pursuant to the applicable requirements of the Securities Act and the Exchange Act, (b) the filing of the Schedule 13E-3 and the Proxy Statement, (c) the filing of the Articles of Merger pursuant to the IBCL, or (d) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will (i) conflict with or result in any breach of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of the Company or of any its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, alteration or acceleration, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries, or trigger any rights of first refusal) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties, capital stock or assets may be bound, or
(iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) above for violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Company Material Adverse Effect.

          Section 3.6.   State Takeover Statute Inapplicable

          . The Company Board and the Special Committee have approved and adopted this Agreement and the transactions contemplated hereby as required under any applicable state takeover laws or any of the Company's organizational documents so that the provisions of any "anti-takeover", "fair price", "moratorium", "control share acquisition" or similar laws or regulations contained in the IBCL will not apply to this Agreement or any of the transactions contemplated hereby.

          Section 3.7.   Company Rights Agreement.

  The Company Rights Agreement has been amended to (a) render the Company Rights Agreement inapplicable to the Merger and the other transactions contemplated by this Agreement, (b) ensure that (i) neither Merger Corp. nor any of its Affiliates is an Acquiring Person (as defined in the Company Rights Agreement) pursuant to the Company Rights Agreement, (ii) a Distribution Date (as such term is defined in the Company Rights Agreement) does not occur solely by reason of the approval, execution or delivery of this Agreement, the consummation of the Merger or the consummation of the other transactions contemplated by this Agreement and (iii) all outstanding Company Rights will expire or otherwise terminate immediately prior to the Effective Time.

          Section 3.8.   Brokers

          . Other than Houlihan Lokey Howard & Zukin Financial Advisers, Inc. and Houlihan Lokey Howard & Zukin Capital, true and complete copies of whose engagement agreements have been delivered to Merger Corp., no broker, finder, investment banker or other intermediary is or might be entitled to any brokerage, finders' or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, the Company Board or the Special Committee.

          Section 3.9.   Opinion of Financial Advisor

          . Houlihan Lokey Howard & Zukin Financial Advisers, Inc. and Houlihan Lokey Howard & Zukin Capital have delivered their opinion to the effect that, as of the date of such opinion, the consideration to be received in the Merger by the holders of Common Stock (other than Merger Corp. and its Affiliates) is fair from a financial point of view to such holders.




          ARTICLE IV



REPRESENTATIONS AND WARRANTIES OF MERGER CORP.

          Merger Corp. hereby represents and warrants to the Company as follows:

          Section 4.1.   Organization

          . Merger Corp. is a corporation validly existing under the laws of the State of Indiana and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, have a Merger Corp. Material Adverse Effect. Merger Corp. was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Corp. has not engaged in any activities, owned any assets or been subject to any liabilities, except as is necessary to effect the Merger.

          Section 4.2.   Authority Relative to this Agreement

          . Merger Corp. has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and the shareholders of Merger Corp., and no other corporate or similar proceedings on the part of Merger Corp. are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Merger Corp. and, assuming due and valid authorization, execution and delivery by the other parties thereto, constitutes a valid, legal and binding agreement of Merger Corp., enforceable against Merger Corp. in accordance with its terms, except that such enforcement may be subject to (a) any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, affecting creditors' rights generally, and (b) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding of law or equity).

          Section 4.3.   Consents and Approvals; No Violations

          . (a) No filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is required on the part of Merger Corp. for the execution and delivery by Merger Corp. of this Agreement or the consummation by Merger Corp. of the transactions contemplated hereby, except (a) pursuant to the applicable requirements of the Securities Act and the Exchange Act, (b) the filing of the Schedule 13E-3, (c) the filing of the Articles of Merger pursuant to the IBCL, or (d) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, have a Merger Corp. Material Adverse Effect. Neither the execution, delivery and performance of this Agreement by Merger Corp. nor the consummation by Merger Corp. of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the articles of incorporation or bylaws of Merger Corp., (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration, or result in the creation of a Lien on any property or asset of Merger Corp., or trigger any rights of first refusal) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Merger Corp. is a party or by which Merger Corp. or its properties or assets may be bound, or (c) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Merger Corp. or any of its properties or assets, except in the case of (b) or (c) above for violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Merger Corp. Material Adverse Effect.

          Section 4.4.   Capitalization

          .   All  the  issued and outstanding shares  of  common
stock of Merger Corp. have been duly authorized, validly issued and are fully paid and nonassessable and are owned by the members of the Shareholder Group free and clear of all Liens.

          Section 4.5.   SEC Filings

          . None of the information supplied by or on behalf of Merger Corp. or its Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will (in the case of the Schedule 13E-3) at the time of its filing with the SEC or (in the case of the Proxy Statement) at the time filed with the SEC, at the time mailed to the Company's shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          Section 4.6.   Ownership of Shares

          . On the Closing Date, Merger Corp. will beneficially and of record own at least the number of shares of Common Stock set forth on Exhibit A attached hereto, free and clear of any Liens or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law or as described on Exhibit A).

          Section 4.7.   Financing

          . The Special Committee has previously been provided with fully-executed commitment letters and related documentation (the "Financing Commitment Letters") from lenders (the "Lenders") relating to such debt financing as is necessary to (x) pay the cash amounts payable to the holders of shares of Common Stock pursuant to Section 2.8(d) (including Restricted Shares other than the Retained Restricted Shares pursuant to Section
2.9(b)(ii))  and  to  the holders of Stock  Options  pursuant  to
Section 2.9(c), (y) effect all refinancings of outstanding indebtedness of the Company and its Subsidiaries required as a result of the Merger or as required by the Financing Commitment Letters and (z) pay the anticipated fees and expenses related to the Merger (the "Debt Financing"). On the date hereof, the Financing Commitment Letters are in full force and effect and have not been amended or modified in any respect and the Lenders have not advised Merger Corp. or any of its Affiliates of any facts which cause them to believe the financings contemplated by the Financing Commitment Letters will not be consummated substantially in accordance with the terms thereof.

          Section 4.8.   Brokers

          . Except for Banc of America Securities, LLC, whose fees and expenses are the sole obligation of Merger Corp., no broker, finder, investment banker or other intermediary is or might be entitled to any brokerage, finder's or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Merger Corp. or its Affiliates.

          Section 4.9.   Disclosure

          . To the knowledge of Merger Corp. and its Affiliates, neither any Company SEC Document nor any representation or warranty of the Company contained in this Agreement nor any other information furnished by or on behalf of the Shareholder Group to the Special Committee or its advisors contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.




ARTICLE V

COVENANTS

          SECTION 5.1.   Shareholders Meeting

          . The Company, acting through the Company Board in accordance with its articles of incorporation and bylaws, shall, as promptly as practicable following the date of this Agreement and in consultation with Merger Corp., take all action reasonably necessary, except as otherwise provided for herein, to seek approval of this Agreement and the Merger at a duly called and noticed meeting of the Company's shareholders (the "Shareholders Meeting").

          Section 5.2.   SEC Filings

          . Promptly following the date of this Agreement, the Company and Merger Corp. shall, except as otherwise provided for herein, (i) cooperate in preparing and filing with the SEC the
Schedule 13E-3 and (ii) cooperate in preparing a proxy statement that meets the requirements of the Exchange Act (together with any amendments thereof or supplements thereto, the "Proxy Statement") to seek the approval of this Agreement and the Merger by the Company's shareholders at the Shareholders Meeting and to cause the Proxy Statement to be filed with the SEC and mailed to the Company's shareholders as promptly as reasonably practicable. All filings with the SEC, including the Proxy Statement and the
Schedule 13E-3, and all mailings to the Company's shareholders in connection with the Merger, including the Proxy Statement, shall be subject to the prior review and comment by Merger Corp., and shall be reasonably acceptable to Merger Corp. Merger Corp. will furnish (or cause to be furnished) to the Company the information relating to it and its Affiliates required by the Exchange Act to be set forth in the Proxy Statement or the Schedule 13E-3. The Company and Merger Corp. each shall correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 that shall have become false or misleading. The Company and Merger Corp. will promptly notify the other party of the receipt of any comments from the SEC and any request by the SEC for any amendment to the Proxy Statement or the Schedule 13E-3 or for additional information. The Company and Merger Corp. shall use their commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to any comments made by the SEC with respect to the Proxy Statement or the
Schedule 13E-3 and any preliminary version thereof filed by it. Subject to Section 5.10, the Company shall include in the Proxy Statement the recommendation of the Special Committee and the recommendation of the Company Board that the Company's shareholders vote in favor of the approval of this Agreement and the Merger (as the same may be amended, modified or withdrawn in accordance with Section 5.10).

          Section 5.3.   Conduct of Business of the Company

          . The Company hereby covenants and agrees that, prior to the Effective Time, unless Merger Corp. shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or except as otherwise expressly contemplated by this Agreement, the Company Board shall not authorize or direct the officers of the Company or any of its Subsidiaries to take any action or fail to take any action that would cause the Company or such Subsidiary to fail to,
(i) operate its business in the usual and ordinary course consistent with past practice, (ii) use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective principal officers and key employees and maintain its relationships with its respective principal suppliers and other persons with which it or any of its Subsidiaries has significant business relations, (iii) use its commercially reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and (iv) exercise within the time prescribed in each Real Property Lease any option provided therein to extend or renew the term thereof to the extent such Real Property Lease is still necessary and advisable for the conduct of the business of the Company and its Subsidiaries, unless, since such time, an alternate lease has been entered into with terms, in the aggregate, generally not less favorable to the Company or its Subsidiaries. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or consented to in writing by Merger Corp. (which consent shall not be unreasonably withheld or delayed), the Company Board shall not authorize or direct the officers of the Company or any of its Subsidiaries to do any of the following:

          (a)   amend  or  propose  to  amend  its  articles   of
incorporation or bylaws (or other governing documents) or the Company Rights Agreement;

          (b) authorize for issuance, issue, sell, deliver, or agree or commit to issue, sell or deliver, dispose of, encumber or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any securities, except as required by agreements with the Company's employees under any of the Company Stock Plans as in effect as of the date hereof, or amend any of the terms of any such securities or agreements outstanding as of the date hereof;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of its Subsidiaries;

          (d) other than in the ordinary course of business consistent with past practice, (i) incur or assume any long-term or short-term indebtedness or issue any debt securities;
(ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Person, whether pursuant to an employee benefit plan or otherwise; (iv) pledge or otherwise encumber shares of capital stock of any of its Subsidiaries; or
(v) mortgage, pledge or otherwise encumber any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon other than Permitted Liens in the ordinary course of business, consistent with past practice;

          (e)  adopt a plan of complete or partial liquidation or
adopt   resolutions  providing  for  the  complete   or   partial
liquidation, dissolution, restructuring or recapitalization of the Company or any of its Subsidiaries;

          (f) (i) except as may be required by law or existing agreements, plans or arrangements as in effect as of the date hereof, or in the ordinary course of business consistent with past practice, pay, agree to pay, grant, issue or accelerate payments or benefits pursuant to any Benefit Plan in excess of the payments or benefits provided under such Benefit Plan as of the date hereof, (ii) except (A) for increases in the ordinary course of business consistent with past practice for employees other than officers and directors of the Company that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, or (B) as required under existing agreements or in the ordinary course of business consistent with past practice, increase in any manner the salary or fees or benefits of any director, officer, consultant or employee, or (iii) except as may be required by law, amend (other than amendments made in the ordinary course of business consistent with past practice) or terminate any Benefit Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement;

          (g) acquire, sell, transfer, lease, encumber or dispose of any assets outside the ordinary course of business or any assets (other than inventory in the ordinary course consistent with past practice) that, in the aggregate, are material to the Company and its Subsidiaries taken as a whole, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice that would be material to the Company and its Subsidiaries taken as a whole;

          (h) except as may be required as a result of a change in law or in GAAP, change any of the financial accounting principles or practices used by it or revalue in any material respect any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (i) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; or (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice that would be material to the Company and its Subsidiaries taken as a whole;

          (j) make any material Tax election, change any material method of Tax accounting or settle or compromise any material Tax liability of the Company or any of its Subsidiaries, and, in any event, the Company shall consult with Merger Corp. before filing or causing to be filed any material Tax Return of the Company or any of its Subsidiaries, except to the extent such Tax Return is filed in the ordinary course of business consistent with past practice, and before executing or causing to be executed any agreement or waiver extending the period for assessment or collection of any material Taxes of the Company or any of its Subsidiaries;

          (k) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or to the extent provided for in reserves specific to such claim, liability or obligation;

          (l) (i) permit any insurance policy or policies naming it as a beneficiary or a loss payable payee, which policy or policies, individually or in the aggregate, is or are material to the Company and the Subsidiaries taken as a whole, to be canceled or terminated without notice to Merger Corp. unless the Company or one of its Subsidiaries shall have obtained a comparable replacement policy, or (ii) enter into any insurance policy or policies naming it as a beneficiary or a loss payable payee, which policy or policies, individually or in the aggregate, is or are material to the Company and the Subsidiaries taken as a whole;

          (m) except in the ordinary course of business consistent with past practice, (i) terminate, amend or modify (in any material respect), or waive any material provision of, any Material Contract, or (ii) amend, modify or change (in any material respect) any material policies or procedures governing product sales or returns or the treatment of accounts receivable;

          (n) settle or compromise any pending or threatened material suit, action or claim;

          (o) enter into any agreement containing any provision or covenant limiting in any material respect the ability of the Company or any of its Subsidiaries to (i) sell any products or services of or to any other Person, (ii) engage in any line of business, or (iii) compete with or obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries, in each case, in any geographic area or during any period of time; or

          (p) take, or agree in writing or otherwise to take, any of the actions prohibited in Sections 5.3(a) through (o).

          Section 5.4.   Notification of Certain Matters

          . The Company and Merger Corp. each shall give prompt notice to the other of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate, or (ii) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied, and (b) any failure of a party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.4 shall not affect the representations, warranties, covenants or agreements of the parties hereto or limit or otherwise affect the remedies available to the Company or Merger Corp. hereunder.

          Section 5.5.   Access to Information

          .

          (a) Between the date hereof and the Effective Time, the Company will, upon reasonable request, give Merger Corp. and its authorized Representatives and Persons providing or committed or proposing to provide the Company with financing and their Representatives, reasonable access during normal business hours to employees, plants, offices, warehouses and other facilities and properties and to all books and records (including Tax Returns and work papers of the Company's independent auditors, when available) of the Company and its Subsidiaries, will permit Merger Corp. and its authorized Representatives to make such inspections as they may reasonably request and will instruct the officers and employees of the Company and those of its Subsidiaries to furnish to Merger Corp. and its authorized
Representatives such financial and operating data and other information with respect to the business and properties of the Company and any of its Subsidiaries as Merger Corp. may from time to time reasonably request; provided that the Company shall not be required to provide any such information if the Person receiving such information is not subject to a confidentiality agreement in customary form for the benefit of the Company.

          (b) Prior to the Effective Time, the Company shall use commercially reasonable efforts to, and shall cause members of senior management and other employees and Representatives to, provide reasonable cooperation to Merger Corp. in its efforts to obtain the Debt Financing, including by providing information about the Company and its Subsidiaries and their respective businesses, assets and properties which is reasonably requested by Merger Corp. and its Representatives for inclusion or incorporation by reference in any syndication and other materials to be delivered to potential financing sources in connection with the transactions contemplated by this Agreement (the "Financing Documents"). Notwithstanding anything in this Agreement to the contrary, to the extent reasonably appropriate to assist the success of the Debt Financing, Merger Corp. may disclose, or cause its Representatives to disclose, and at the request of Merger Corp., the Company shall disclose, information concerning the Company and its Subsidiaries and their respective businesses, assets and properties to prospective financing sources in connection with the Merger, subject to the prior execution of a customary confidentiality agreement approved by the Company (which approval shall not be unreasonably withheld or delayed) executed by the recipient of any such information.

          (c) The parties agree and acknowledge that the disclosure, provision or furnishing of information, directly or indirectly, by the Company under this Agreement shall not be deemed a waiver of any privilege under applicable law that has been or may be asserted, including privileges arising under or relating to the attorney-client relationship (which shall include the attorney-client and work product privileges).

          Section 5.6.   Additional Agreements; Commercially
          Reasonable Efforts

          .

          (a) Prior to the Effective Time, upon the terms and subject to the conditions of this Agreement, each of Merger Corp. and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws, rules or regulations to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the other transactions contemplated hereby and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party, including any Governmental Entity or franchisor, and (ii) the satisfaction of the other party's conditions to the consummation of the Merger. Without limiting this Section 5.6, Merger Corp. and the Company shall each use its commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date. In addition, no party hereto shall take any action after the date hereof that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or franchisor necessary to be obtained prior to the consummation of the Merger. In furtherance of and not in limitation of the foregoing, the Company shall permit Merger Corp. to reasonably participate (subject to the Company's right to control) in the defense and settlement of any claim, suit or cause of action relating to this Agreement, the Merger or the other transactions contemplated hereby, and the Company shall not settle or compromise any such claim, suit or cause of action without Merger Corp.'s prior written consent (which consent shall not be unreasonably withheld or delayed).

          (b) Prior to the Effective Time, the Company or its Subsidiaries, on the one hand, and Merger Corp. or its Affiliates, on the other hand, shall permit the other parties hereto to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed written (or any material proposed oral) communication with any Governmental Entity or franchisor regarding any of the transactions contemplated by this Agreement. The Company or its Subsidiaries, on the one hand, and Merger Corp. or its Affiliates, on the other hand, shall promptly inform the other parties hereto of, and if in writing, furnish the other parties with copies of (or, in the case of material oral communication, advise the other parties orally of) any communication from any Governmental Entity or franchisor regarding any of the transactions contemplated by this Agreement. If the Company or its Subsidiaries, on the one hand, or Merger Corp. or its Affiliates, on the other hand, receives a request for additional information or documentary material from any such Governmental Entity or franchisor with respect to the Merger, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties hereto, an appropriate response in compliance with such request. None of the Company or its Subsidiaries, on the one hand, or Merger Corp. or its Affiliates, on the other hand, shall participate in any meeting with any Governmental Entity or franchisor with respect to the Merger unless it consults with the other parties hereto in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat. To the extent not otherwise provided in this Section 5.6(b), the Company or its Subsidiaries, on the one hand, and Merger Corp. or its Affiliates, on the other hand, shall furnish the other parties hereto with copies of all correspondence, and communications between it and any such Governmental Entity or franchisor with respect to the Merger, provided that either the Company or Merger Corp. or an Affiliate of Merger Corp. may redact any information from such correspondence and communications that discusses or reflects its valuation of the Merger. The Company or its Subsidiaries, on the one hand, and Merger Corp. or its Affiliates, on the other hand, shall furnish the other parties hereto with such necessary information and reasonable assistance as such other parties may reasonably request in connection with their preparation of necessary communications or submissions of information to any Governmental Entity or franchisor.

          (c) Merger Corp. shall use its commercially reasonable efforts to obtain the financing contemplated by Section 4.7. Notwithstanding any other provision of this Agreement to the contrary, Merger Corp. may amend or revise the Financing Commitment Letters referred to in Section 4.7, or enter into new, replacement or additional financing arrangements, through itself or any of its Affiliates, in connection with the financing referred to in Section 4.7 or otherwise to facilitate the
transactions  contemplated  by  this  Agreement,  provided   that
(i) any such action would not, individually or in the aggregate, have a Merger Corp. Material Adverse Effect or materially delay the Closing, and (ii) any such amendment or revision or new, replacement or additional financing arrangements are upon terms and conditions that are substantially equivalent to those set forth in the Financing Commitment Letters, and to the extent any of the terms or conditions are not substantially equivalent to those set forth in the Financing Commitment Letters, on terms and conditions reasonably satisfactory to the Special Committee.

          (d) Between the date hereof and the Closing, (i) to the extent that transfers of Company Permits are required as a result of the execution of this Agreement or the consummation of the Merger, the Company and Merger Corp. shall use all commercially reasonable efforts to effect such transfers, and
(ii) the Company shall use its commercially reasonable efforts to identify and secure or provide any other consents or notices required as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

          Section 5.7.   Public Announcements

          . Merger Corp. and the Company, as the case may be, will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or the other transactions contemplated hereby, and shall not issue any such press release or make any such public statement without the prior consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or national market system to which Merger Corp., its Affiliates, the Company or its Subsidiaries is a party. The parties hereto have agreed on the text of the joint press release by which announcement of the execution of this Agreement will be made.

          Section 5.8.   Indemnification

          .

          (a) Merger Corp. agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Company and its Subsidiaries as provided in their respective articles of incorporation or bylaws (or other governing documents) or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect after the Effective Time. Any rights to indemnification or exculpation pursuant to this Section 5.8(a) shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company.

          (b) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under the IBCL, indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries and each such individual who served at the request of the Company or its Subsidiaries as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation  (whether  arising before or  after  the  Effective
Time), whether civil, administrative or investigative, based on the fact that such individual is or was a director or officer of the Company or any of its Subsidiaries and arising out of or pertaining to any action or omission occurring at or before the Effective Time (including the transactions contemplated hereby). The Surviving Corporation shall be entitled to assume the defense of any such claim, action, suit, investigation or proceeding with counsel reasonably satisfactory to the Indemnified Party and the Surviving Corporation shall not be liable to any Indemnified Party for any legal expenses of separate counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel or the Indemnified Party advises that there are issues that raise conflicts of interest between the Surviving Corporation and the Indemnified Party or such Indemnified Party shall have legal defenses available to it that are different from or in addition to those available to the Surviving Corporation, the Indemnified Party may retain counsel reasonably satisfactory to the Surviving Corporation, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received; provided that the Surviving Corporation shall not be liable for the fees of more than one counsel with respect to a particular claim, action, suit, investigation or proceeding for all Indemnified Parties, other than local counsel, unless a conflict of interest shall be caused thereby; and provided further that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed).

          (c) The Surviving Corporation shall provide or maintain in effect for six (6) years from the Effective Time (the "Tail Period") directors' and officers' and corporate liability insurance covering those individuals who are covered by the directors' and officers' and corporate liability insurance policy provided for directors and officers of the Company and its Subsidiaries as of the date hereof (the "Existing Policy") on terms comparable to the Existing Policy; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently paid by the Company for such insurance, and if the premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to maintain or obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or
(ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations of the Surviving Corporation set forth in this Section 5.8.

          (e)   The  rights of each Indemnified Party under  this
Section 5.8 shall be in addition to any rights such individual may have under the articles of incorporation or bylaws (or other governing documents) of the Company or any of its Subsidiaries, under the IBCL or any other applicable laws or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

          Section 5.9.   Contributions to Merger Corp.

             Merger Corp. shall cause, prior to the Effective Time, the members of the Shareholder Group to sell and/or contribute the number of shares of Common Stock set forth next to such shareholder's name on Exhibit A attached hereto to Merger Corp. in exchange for a proportionate number of shares of common stock of Merger Corp. (which shares of common stock shall be issued by Merger Corp. prior to the Effective Time), all in accordance with the Shareholders Agreement. The shares of Common Stock contributed to Merger Corp. shall be canceled and retired in the Merger in accordance with Section 2.8(b).

          Section 5.10. Withdrawal of Recommendation; Company Competing Transactions

          .

          (a) Except as permitted by Section 5.10(b), neither the Special Committee nor the Company Board shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Merger Corp., its recommendation in favor of this Agreement and the Merger, or (ii) approve or recommend, or propose publicly to approve or recommend, any Company Competing Transaction. Nothing contained in this Agreement shall prevent the Special Committee or the Company Board from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

          (b) In the event that, prior to the Shareholders Meeting, the Special Committee determines, in its good faith judgment, after receiving the advice of its outside legal counsel, that failing to do so would create a reasonable likelihood of breaching its fiduciary duties under applicable law, the Special Committee (and the Company Board acting on the recommendation of the Special Committee) may (subject to this
Section 5.10(b) and to Section 5.10(c)) withdraw or modify its approval, adoption or recommendation in favor, of this Agreement and the Merger and, if applicable, recommend to Company shareholders a Company Competing Transaction; provided that the Special Committee gives Merger Corp. at least twenty four (24) hours' prior written notice of its intention to do so. Any such withdrawal or modification of the recommendation shall not change the approval of the Special Committee and the Company Board for purposes of (i) the amendment to the Company Rights Agreement described in Section 3.7 or (ii) causing any state takeover statute or other state law to be inapplicable to the transactions contemplated hereby, or, unless this Agreement is terminated pursuant to Section 5.10(d), release the Company from its obligation under Section 5.1 to present this Agreement and the Merger for the consideration of Company shareholders at the Shareholders Meeting.

          (c) From and after the execution of this Agreement, the Company shall promptly advise Merger Corp., orally and in writing, of any request for information or of any proposal in connection with a Company Competing Transaction, the material terms and conditions of such request or proposal and the identity of the Person making such request or proposal. The Company shall keep Merger Corp. reasonably apprised of the status (including amendments and proposed amendments) of any proposal relating to a Company Competing Transaction on a current basis, including promptly providing to Merger Corp. copies of any written communications between the Company and any Person relating to a Company Competing Transaction.

          (d) If, prior to the Shareholders Meeting, (A) the Special Committee determines in good faith, after consultation with its outside financial and legal advisors, that any bona fide written proposal from a third party for a Company Competing Transaction received after the date hereof is more favorable to the shareholders of the Company (taking into account (x) all the terms and conditions of the Company Competing Transaction and this Agreement that the Special Committee in good faith deems relevant, including any conditions to and expected timing and risks of consummation, and the ability of the party making such proposal to obtain financing for such Company Competing Transaction, and (y) all other legal, financial, regulatory and other aspects of such proposal) than the transactions contemplated by this Agreement (taking into account any amendment to the terms and conditions of this Agreement proposed in writing by Merger Corp. in response to such Company Competing Transaction) (a "Superior Transaction"), and (B) the Special Committee determines in good faith, after receiving advice of its outside legal counsel, that failing to terminate this Agreement and enter into such Superior Transaction would create a reasonable likelihood of breaching its and the Company Board's fiduciary duties under applicable law, the Special Committee and the Company Board may cause the Company to terminate this Agreement and enter into a binding acquisition agreement (an "Acquisition Agreement") with respect to such Superior Transaction; provided that, prior to any such termination,
(i) the Company has provided Merger Corp. written notice that it has made the determination referred to in clause (B) above, identifying the Superior Transaction then determined to be more favorable and the parties thereto and delivering to Merger Corp. a copy of the Acquisition Agreement for such Superior Transaction in the form to be entered into, (ii) the Company has provided Merger Corp. with the opportunity, for a period of twenty four
(24) hours, to propose to the Special Committee in writing amendments to the terms and conditions of this Agreement in response to such Company Competing Transaction, (iii) after taking into account any such amendments proposed by Merger Corp., the Special Committee determines in good faith, after consultation with its outside financial and legal advisors, that its determinations under clauses (A) and (B) above with respect to such Company Competing Transaction continue, (iv) the Company delivers to Merger Corp. a written notice of termination of this Agreement pursuant to this Section 5.10(d) and (v) the Company and the other party to the Superior Transaction deliver to Merger Corp. a written acknowledgement that the Company and such other party have irrevocably waived any right to contest payment of the Merger Corp. Expenses as provided in Section 7.3.

          Section 5.11.  Resignation of Directors

          . Immediately prior to the Effective Time, the Company shall deliver to Merger Corp. evidence satisfactory to Merger
Corp. of the resignation of all directors of the Company (other than those directors who are members of the Shareholder Group), such resignations to become effective as of the Effective Time.

          Section 5.12.  Exemption from Liability Under Section 16(b)

          . Merger Corp. and the Company shall take all such steps as may be required or reasonably requested to cause the transactions contemplated by this Agreement and any other dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director, officer or ten percent (10%) shareholder of the Company to be exempt from liability under Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

          Section 5.13.  Voting by Shareholder Group

          . Merger Corp. and the members of the Shareholder Group will, and will cause their respective Affiliates to, vote all shares of Common Stock beneficially owned by them at the Shareholders Meeting, for and against approval of this Agreement and the Merger, in the same proportion as the votes cast by all other shareholders voting at the Shareholders Meeting for and against approval of this Agreement and the Merger (with abstentions being deemed to be votes against approval of this Agreement and the Merger for this purpose).


ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

          SECTION 6.1.   Conditions to the Merger

          .

          (a) The obligation of the Company to consummate the Merger and the other transactions contemplated hereby is subject to the satisfaction or waiver (to the extent permitted by applicable law) at or prior to the Effective Time of each of the following conditions:

          (i) Accuracy of Representations and Warranties. The representations and warranties made by Merger Corp. herein, disregarding all qualifications and exceptions contained herein relating to materiality or Merger Corp. Material Adverse Effect or words of similar import, shall be true and correct on the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct only as of such specified date) with only such exceptions as would not, individually or in the aggregate, have a Merger Corp. Material Adverse Effect.

          (ii) Compliance with Covenants. Merger Corp. and its Affiliates shall have performed in all material respects (or with respect to any obligation or agreement qualified by materiality or Merger Corp. Material Adverse Effect, in all respects) all obligations and agreements, and complied in all material respects (or with respect to any covenant qualified by materiality or Merger Corp. Material Adverse Effect, in all respects) with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

          (iii) Officer's Certificate. The Company shall have received a certificate of Merger Corp., dated as of the Closing Date, signed by an executive officer of Merger Corp. to evidence satisfaction of the conditions set forth in Sections 6.1(a)(i) and (ii).

          (iv)  Financing.   The Debt Financing shall  have  been
     obtained   and,  to  the  extent  required,   the   existing
     indebtedness   of   the   Company  shall   be   concurrently
     refinanced.

          (b) The obligation of Merger Corp. to consummate the Merger and the other transactions contemplated hereby is subject to the satisfaction or waiver (to the extent permitted by applicable law) at or prior to the Effective Time of each of the following conditions:

          (i) Accuracy of Representations and Warranties. The representations and warranties made by the Company herein, disregarding all qualifications and exceptions contained herein relating to materiality or Company Material Adverse Effect or words of similar import, shall be true and correct on the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct only as of such specified date) with only such exceptions as would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (ii) Compliance with Covenants. The Company shall have performed in all material respects (or with respect to any obligation or agreement qualified by materiality or Company Material Adverse Effect, in all respects) all obligations and agreements, and complied in all material respects (or with respect to any covenant qualified by materiality or Company Material Adverse Effect, in all respects) with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

          (iii) Officer's Certificate. Merger Corp. shall have received a certificate of the Company, dated as of the Closing Date, signed by an executive officer of the Company to evidence satisfaction of the conditions set forth in Sections 6.1(b)(i) and (ii).

          (iv) No Litigation. After the date hereof, there shall not be (A) any new suit, action or proceeding by any
     Governmental Entity or any other Person or (B) any development in any existing suit, action or proceeding by any Governmental Entity or any other Person that in any such case is more likely than not, individually or in the aggregate, to have a Company Material Adverse Effect.

          (v)    Financing.   The  conditions  to  the  Financing
     Commitment Letters substantially on the terms set forth therein (or the alternative commitment letter referred to in Section 5.6(c)).

          Section 6.2.   Conditions to Each Party's Obligations
                         to Effect the Merger

          . The respective obligations of each party hereto to effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the parties hereto to the extent permitted by applicable law:

          (a)   Shareholder  Approval.  The  Company  Shareholder
     Approval shall have been validly obtained under the IBCL, this Agreement and the Company's articles of incorporation and bylaws.

          (b) Statutes; Court Orders. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, issued or enforced by any Governmental Entity that prohibits, restrains, enjoins, precludes or restricts the consummation of the Merger.

          (c)    Governmental  and  Franchisor  Approvals.    All
     clearances or approvals required from any Governmental Entity or franchisor shall have been received in connection with the Merger, other than those clearances or approvals the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect, on terms that could not reasonably be expected to have a Company Material Adverse Effect.




ARTICLE VII

TERMINATION; AMENDMENT; WAIVER

          SECTION 7.1.   Termination

          .   This Agreement may be terminated and the Merger may
be   abandoned   at  any  time  prior  to  the   Effective   Time
notwithstanding receipt of the Company Shareholder Approval:

          (a) by mutual written consent duly authorized by the Company Board (provided such termination has been approved by the Special Committee) and the board of directors of Merger Corp.;

          (b) by Merger Corp. or the Company, if (i) any Governmental Entity shall have enacted, entered, promulgated, issued or enforced a final statute, rule, regulation, executive order, decree, ruling or injunction (which statute, rule, regulation, executive order, decree, ruling or injunction the parties hereto shall use their commercially reasonable efforts to reverse, overturn or lift) or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable, or (ii) the Effective Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this clause (ii) shall not be available to any party hereto whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date;

          (c) by Merger Corp., if (i) there shall have been a material breach of any of the Company's representations, warranties or covenants, which breach (A) would give rise to the failure of a condition set forth in Section 6.1(b) or
     Section 6.2 and (B) is not capable of being cured prior to the Outside Date or, if curable, has not been cured within twenty (20) business days following receipt by the Company of written notice from Merger Corp. of such breach; (ii) the Special Committee or the Company Board shall withdraw, modify or change (including by amendment of the Proxy Statement) its recommendation with respect to this Agreement and the Merger in a manner adverse to Merger Corp., or shall have resolved to do any of the foregoing; or (iii) the Special Committee or the Company Board shall have recommended any proposal in respect of a Company Competing Transaction;

          (d) by the Company, if there shall have been a material breach of any of Merger Corp.'s representations, warranties or covenants, which breach (i) would give rise to the failure of a condition set forth in Section 6.1(a) or
     Section 6.2 and (ii) is not capable of being cured prior to the Outside Date or, if curable, has not been cured within twenty (20) business days following receipt by Merger Corp. of written notice from the Company of such breach;

          (e)  by the Company, pursuant to and in compliance with
     Section 5.10(d); or

          (f) by either Merger Corp. or the Company, if at the Shareholders Meeting (including any postponement or adjournment thereof), the Company Shareholder Approval shall have not been obtained other than (in the case of Merger Corp.) by reason of a failure of Merger Corp. or the members of the Shareholder Group or their Affiliates to vote their shares of Common Stock in the manner provided in
     Section 5.13.

          Section 7.2.   Effect of Termination

          . In the event of the termination and abandonment of this Agreement pursuant to Section 7.1, written notice thereof shall forthwith be given to the other party or parties in accordance with Section 8.4, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability on the part of any of the Company or its Subsidiaries or its Affiliates or Merger Corp. or its Affiliates or their respective directors, officers, employees or shareholders, other than as provided in this Section 7.2 and Section 7.3; provided, however, that nothing contained in this Section 7.2 shall relieve any party from liability for any willful and material breach of this Agreement.

          Section 7.3.   Expense Reimbursement

          .

          (a) Upon the termination of this Agreement (i) by Merger Corp. or the Company pursuant to Section 7.1(b)(ii) where the failure of the Company to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date;
(ii) by Merger Corp. pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iii); (iii) by the Company pursuant to Section 7.1(e); or
(iv) by Merger Corp. or the Company pursuant to Section 7.1(f), the Company shall pay to Merger Corp., by wire transfer of immediately available funds, the Merger Corp. Expenses not later than two (2) business days after submission of statements therefor, less any such expenses previously reimbursed by the Company.

          (b)    Except   as   specifically  provided   in   this
Section 7.3, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expenses, regardless of whether the Merger or any other transaction contemplated by this Agreement is consummated.

          Section 7.4.   Amendment

          . This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective boards of directors of the parties hereto (but in the case of the Company Board, only if such amendment, supplement or modification has been approved by the Special Committee) at any time prior to the Effective Time, whether prior to or after the Company Shareholder Approval shall have been obtained, but after such approval only to the extent permitted by applicable law. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.

          Section 7.5.   Waiver

          . At any time prior to the Effective Time any party hereto, by action taken by or on behalf of its board of directors (but in the case of the Company Board, only if such extension or waiver has been approved by the Special Committee), may to the extent permitted by applicable law (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties or compliance with the covenants or agreements of the other parties hereto contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the conditions of such party contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.


ARTICLE VIII

MISCELLANEOUS

     SECTION 8.1.   Nonsurvival of Representations and Warranties

          . The representations and warranties made herein shall not survive beyond the Effective Time.

          Section 8.2.   Entire Agreement; Assignment

          . This Agreement (including the Schedules and Exhibits hereto) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Merger Corp. may assign any or all of its rights and obligations under this Agreement to an Affiliate of Merger Corp., but no such assignment shall relieve Merger Corp. of its obligations hereunder if such assignee does not perform such obligations.

          Section 8.3.   Severability

          . If any provision of this Agreement, or the application thereof to any Person or circumstance, is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement shall be severable. Upon such determination that any provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a manner acceptable to all parties hereto.

          Section 8.4.   Notices

          . All notices, requests, claims, demands and other communications hereunder shall be in writing (including by facsimile with written confirmation thereof) and unless otherwise expressly provided herein, shall be delivered during normal business hours by hand, by Federal Express or other nationally recognized overnight commercial delivery service, or by facsimile notice, confirmation of receipt received, addressed as follows, or to such other address as may be hereafter notified by the respective parties hereto:

          (a)  If to Merger Corp.:

               QDI Merger Corp.
               4220 Edison Lakes Parkway
               Mishawaka, Indiana  46545
               Attention:  Daniel B. Fitzpatrick
               Facsimile:  574-243-4377

               With copies, which will not constitute notice, to:

               Milbank, Tweed, Hadley & McCloy LLP
               One Chase Manhattan Plaza
               New York, New York  10005
               Attention:  Robert S. Reder, Esq.
               Facsimile:  212-822-5680

          (b)  If to the Company:

          Bruce M. Jacobson, Chairman of the Special
               Committee  of  the Board of Directors  of  Quality
               Dining, Inc.
               c/o Katz, Sapper & Miller
               800 E. 96th Street
               Suite 500
               Indianapolis, Indiana 46240
               Facsimile:  317-580-2117

               With copies, which will not constitute notice, to:

               Sommer Barnard Attorneys, PC
               One Indiana Square, Suite 3500
               Indianapolis, Indiana  46204
               Attention:  James A. Strain, Esq.
               Facsimile:  317-713-3699

          Section 8.5.   Governing Law

          . This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to the principles of conflicts of law thereof.

          Section 8.6.   Specific Performance

          . The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled, without posting a bond or similar indemnity, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Indiana or any Indiana state court, in addition to any other remedy to which they are entitled at law or in equity.

          Section 8.7.   Interpretation

          . When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          Section 8.8.   Parties in Interest

          . This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and except as provided in Section 5.8(e) and as otherwise explicitly provided in this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

          Section 8.9.   Counterparts

          .   This  Agreement  may be executed  in  two  or  more
counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                              QDI MERGER CORP.



                              By:___________________
                                Name:
                                Title:



                              QUALITY DINING, INC.



                              By:___________________
                                Name:
                                Title:



          The undersigned members of the Shareholder Group hereby
agree  to vote, or cause to be voted, all their shares of  Common
Stock  at  the  Shareholders  Meeting  in  accordance  with   the
provisions of Section 5.13:



   ________________________________
   Name:  Daniel B. Fitzpatrick



   ________________________________
   Name:  Gerald O. Fitzpatrick



   ________________________________
   Name:  James K. Fitzpatrick



   ________________________________
   Name:  Ezra H. Friedlander



   ________________________________
   Name:  John C. Firth



   Exhibit A

SHAREHOLDER               SHARES OF
                          QUALITY DINING
                          COMMON STOCK
---------------------     --------------
Daniel B. Fitzpatrick     3,929,073

Gerald O. Fitzpatrick     233,746

James K. Fitzpatrick      347,445

Ezra H. Friedlander       496,031(a)

John C. Firth             174,356(b)
                          ----------
                          5,180,651
                          =========



(a) 56,000 of these shares are held in an individual retirement account and might either be contributed to Merger
Corp. or converted into the Merger Consideration at the Effective
Time of the Merger.

(b) 4,500 of these shares are held in an individual retirement account and might either be contributed to Merger Corp. or converted into the Merger Consideration at the Effective Time of the Merger.







EXHIBIT No. 2



                              JPMorgan


                Senior Secured Credit Facilities
                        Commitment Letter


                                                 October 29, 2004


Daniel B. Fitzpatrick
c/o Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana 46545


Dear Mr. Fitzpatrick:

      You have requested that J.P. Morgan Securities Inc., hereinafter referred to as "JPMorgan" agree to structure, arrange and syndicate senior secured credit facilities in an aggregate principal amount of up to $58,000,000 (the "Facilities"), consisting of a revolving credit facility of up to $23,000,000 (the "Revolver") and a term loan facility of up to $35,000,000 (the "Term Loan") for a company to be formed by you, certain members of management of Quality Dining, Inc. and others (the "Borrower"), and that JPMorgan Chase Bank ("JPMCB"), commit to provide a portion of the Facilities and to serve as administrative agent ("Administrative Agent") for the Facilities.

      JPMorgan is pleased to advise you that it is willing to act as exclusive advisor, lead arranger, and bookrunner for the Facilities.

      Furthermore, JPMCB is pleased to advise you of (a) its commitment to provide up to $14,500,000 of the Facilities, and
(b) its agreement to use commercially reasonable efforts to assemble a syndicate of financial institutions identified by JPMorgan and JPMCB in consultation with you, to provide the balance of the necessary commitments for the Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"). It is a condition to JPMCB's commitment hereunder that the portion of the Facilities not being provided by JPMCB shall be provided by the other Lenders referred to below.

      It is agreed that JPMCB will act as the sole and exclusive Administrative Agent, and that JPMorgan will act as the sole and exclusive advisor, lead arranger, and bookrunner (in such capacity, the "Arranger"), for the Facilities, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other that that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree, except that Bank of America shall be "Syndication Agent" and National City Bank shall be "Documentation Agent."

      We intend to syndicate the Facilities (including, in our discretion, all or part of JPMCB's commitment hereunder) to a group of financial institutions (together with JPMCB, the "Lenders") identified by us in consultation with you. JPMorgan intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist JPMorgan in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with JPMorgan, of one or more meetings of prospective Lenders.


      As the Arranger, JPMorgan will manage all aspects of the syndication, including, in consultation with you, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as the Arranger, JPMorgan will have no responsibility other than to arrange the syndication. To assist JPMorgan in its syndication efforts, you agree promptly to prepare and provide to JPMorgan and JPMCB all information with respect to the Borrower and the transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Facilities. You hereby represent and covenant that (a) all information other than the Projections (the "Information") that has been or will be made available to JPMCB or JPMorgan by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to JPMCB or JPMorgan by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Facilities we may use and rely on the Information and Projections without independent verification thereof.


      As consideration for JPMCB's commitment hereunder and JPMorgan's agreement to perform the services described herein, you agree to pay to JPMCB the nonrefundable fees set forth in the Fee Letter dated the date hereof and delivered herewith (the "Fee Letter").


      JPMCB's commitment hereunder and JPMorgan's agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower or of Quality Dining, Inc. ("QDI") and its subsidiaries, taken as a whole, (b) our not becoming aware after the date hereof of any information or other matter affecting the Borrower,QDI or its subsidiaries or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (c) our satisfaction that prior to and during the syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof, except as contemplated by the Term Sheet, (d) the negotiation, execution and delivery on or before November 30, 2004 of definitive documentation with respect to the Facilities satisfactory to JPMCB and its counsel and (e) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of JPMCB's commitment hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of JPMCB, JPMorgan and the Borrower.

      You agree to indemnify and hold harmless JPMCB, JPMorgan, their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct or gross negligence of such indemnified person. YOU AGREE THAT THE INDEMNITY CONTAINED IN THE PRECEDING SENTENCE EXTENDS TO AND IS INTENDED TO COVER LOSSES AND RELATED EXPENSES ARISING OUT OF THE ORDINARY, SOLE OR CONTRIBUTORY NEGLIGENCE OF ANY INDEMNIFIED PERSON. You also agree to reimburse JPMCB, JPMorgan and their affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facilities.

      This Commitment Letter shall not be assignable by you without the prior written consent of JPMCB and JPMorgan (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, JPMCB and JPMorgan. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of Texas.

      You acknowledge that JPMCB, JPMorgan and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the Transaction and otherwise. JPMCB and JPMorgan agree on behalf of themselves and their affiliates that they will not use confidential information obtained from you by virtue of the Transaction or its other relationships with you in connection with the performance by JPMCB or JPMorgan of services for other companies, and JPMCB and JPMorgan will not furnish any such information to other companies. You also acknowledge that JPMCB and JPMorgan have no obligation to use in connection with the Transaction, or to furnish to you, confidential information obtained from other companies.

       This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers or their advisors, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

       The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMCB's commitment hereunder.

      In order to enable JPMorgan and JPMCB to bring relevant expertise to bear on their engagements under this agreement from among their global affiliates, you agrees that JPMorgan and JPMCB may perform the services contemplated hereby in conjunction with their affiliates, and that any JPMorgan or JPMCB affiliates performing services hereunder shall be entitled to the benefits and subject to the terms of this agreement.

      THIS COMMITMENT LETTER, THE ATTACHED TERM SHEET, THE FEE LETTER AND ALL EXHIBITS, SCHEDULES AND OTHER ATTACHMENTS HERETO AND THERETO CONSTITUTE A "LOAN AGREEMENT" FOR PURPOSES OF SECTION
26.02 OF THE TEXAS BUSINESS AND COMMERCE CODE AND REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

      If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., Houston time, on November 11, 2004. JPMCB's commitment and JPMorgan's agreements herein will expire at such time in the event JPMCB has not received such executed counterparts in accordance with the immediately preceding sentence.

      JPMCB and JPMorgan are pleased to have been given the opportunity to assist you in connection with this important financing.

                       Very truly yours,

                              JPMORGAN CHASE BANK

                              By:/s/ Robert Mendoza
                              ___________________
                              Name:Robert Mendoza
                              Title:Vice President



                              J.P. MORGAN SECURITIES INC.

                              By: /s/ Keith Winzenried
                                  ______________________
                              Name   Keith Winzenried
                              Title: Managing Director



Accepted and agreed to as of
the date first written above by:

By:   /s/ Daniel B. Fitzpatrick
      ______________________
Name: Daniel B. Fitzpatrick








October 27, 2004


J.P. Morgan Securities Inc.
707 Travis, 7-CBBN-96
Houston, TX 77002
VIA FACSIMILE:  Bhavesh Patel at 713-216-2339

Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Newco included in the revised Confidential Information Memorandum dated October 2004. Subject only to satisfactory documentation, we are pleased to commit $4,950,000 to the $23,000,000 Revolving Credit Facility and $7,525,000 to the $35,000,000 Term Loan. We understand that allocations will be made at the discretion of Newco and J.P. Morgan Securities Inc.

Furthermore, we represent that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangement from any other non-affiliated institution. Lastly, we acknowledge and agree that no secondary selling or offers to purchase will occur until such time as the Agent declares the preliminary syndication to be complete.

Very truly yours,

/S/ Timothy E Miller
------------------------

Timothy E Miller
Vice President & Senior Lender
National City Bank
Phone:  574 252 0056







October 27, 2004

J.P. Morgan Securities Inc.
707 Travis, 7-CBBN-96
Houston, TX 77002

Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Newco included in the Confidential Information Memorandum dated
October 2004. Subject only to the following:
  *  satisfactory documentation, and
  *  syndication Agent title,

we are pleased to commit up to $5,750,000 to the $23,000,000 Revolving Credit Facility and up to $8,750,000 to the $35,000,000 Term Loan, and in no event shall Bank of America's allocation be less than the Agent.
Furthermore, we represent that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangement from any other non-affiliated institution. Lastly, we acknowledge and agree that no secondary selling or offers to purchase will occur until such time as the Agent declares the preliminary syndication to be complete.

Very truly yours,

/s/ Bobby R. Oliver, Jr.
-----------------------
Bobby R. Oliver, Jr.
Vice President
Bank of America
404-607-4673










October 28, 2004

J.P. Morgan Securities Inc.
707 Travis, 7-CBBN-96
Houston, TX 77002


Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Newco included in the revised Confidential Information Memorandum dated October 2004. Subject only to satisfactory documentation, we are pleased to commit $3,833,333 to the $23,000,000 Revolving Credit Facility and $5,833,334 to the $35,000,000 Term Loan. We understand that allocations will be made at the discretion of Newco and J.P. Morgan Securities Inc.

Furthermore, we represent that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangement from any other non-affiliated institution. Lastly, we acknowledge and agree that no secondary selling or offers to purchase will occur until such time as the Agent declares the preliminary syndication to be complete.

Very truly yours,

/s/ Laurie A Kieta
-------------------------------------
Authorized Officer:  Laurie A. Kieta

Title:  Vice President
Lender:  The Northern Trust Company
Telephone Number:  312-557-3660











October 26, 2004


J.P. Morgan Securities, Inc.
707 Travis, 7-CBBN-96
Houston, Texas  77002


Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Newco included in the revised Confidential Information Memorandum dated October 2004. Subject only to satisfactory documentation, we are pleased to commit $4,000,000 to the $23,000,000 Revolving Credit Facility and $6,000,000 to the $35,000,000 Term Loan. We understand that allocations will be made at the discretion of Newco and J.P. Morgan Securities, Inc.

Furthermore, we represent that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangement from any other non-affiliated institution. Lastly, we acknowledge and agree that no secondary selling or offers to purchase will occur until such time as the Agent declares the preliminary syndication to be complete.

Very truly yours,

/s/ David M. Knapp
-----------------------------------
Authorized Officer:  David M. Knapp

Title:  Senior Vice President
Lender:  LaSalle Bank, NA
Telephone Number: 312-904-6284

















Exhibit No. 3

FOR IMMEDIATE RELEASE
Contact: John C. Firth
Executive Vice President and General Counsel
(574) 243-6616

                 QUALITY DINING SIGNS MERGER
              AGREEMENT WITH FITZPATRICK GROUP
                 TO TAKE THE COMPANY PRIVATE

MISHAWAKA, Ind. (November 10, 2004) - Quality Dining, Inc. (NASDAQ/NM: QDIN) today announced that it has entered into a definitive merger agreement with QDI Merger Corp. pursuant to which a group of five shareholders led by Company CEO Daniel B. Fitzpatrick will purchase all the outstanding shares of common stock of Quality Dining owned by the public shareholders. The purchase by Mr. Fitzpatrick's group, which owns approximately 44.7% of the outstanding shares, will take the form of a merger in which Quality Dining will survive as a privately held corporation. The Company's public shareholders, who own approximately 6.4 million shares, will receive $3.20 in cash in exchange for each of their shares. This represents a 39% premium over the common stock price when the Fitzpatrick group first announced its proposal to take the Company private on June 15, 2004.

     In connection with its approval of the merger agreement, Quality Dining's board of directors received the recommendation, by a vote of three to one, of a special committee of independent directors formed by the board when the Fitzpatrick group first made its proposal. Houlihan, Lokey, Howard & Zukin Financial Advisers, Inc. and Houlihan, Lokey, Howard & Zukin Capital, which acted as the special committee's financial advisors, have delivered to the board and the special committee their opinion that the price to be paid in the merger is fair, from a financial point of view, to the Company's public shareholders.

     The transaction, which is expected to be completed in early 2005, is subject to customary conditions, including satisfaction of the conditions contained in the financing commitment letters obtained by the Fitzpatrick group from the Company's current bank group in the amount of $58 million, and approval by Quality Dining shareholders and franchisors. Initially, the financing will be personally guaranteed by Mr. Fitzpatrick. Banc of America Securities
LLC is acting as the financial advisor to the Fitzpatrick group.

     In connection with the special meeting of shareholders to be called to vote on the transaction, each member of the Fitzpatrick group has agreed to vote his shares in the same proportion, for and against approval of the merger agreement, as the Company's public shareholders vote their shares at the special meeting. The merger agreement provides that, if the transaction is not approved by shareholders at the special meeting, Quality Dining will reimburse the Fitzpatrick group for its reasonable out-of-pocket expenses in connection with bringing the transaction to the Company, not to exceed $750,000.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares, nor is it a solicitation of a proxy to vote in connection with the transaction. For more detailed information about the proposed transaction, interested parties should read the definitive merger agreement that will be filed as an attachment to a Form 8-K to be filed with the SEC. In addition, Quality Dining plans to file with the SEC and mail to its shareholders a proxy statement containing information about the proposed transaction, in connection with a special meeting of Quality Dining shareholders that will be held to consider and vote upon the proposed transaction. Investors and shareholders of Quality Dining are advised to read the definitive merger agreement and the proxy statement carefully when they become available because they will contain important information about the proposed transaction, the persons soliciting proxies related thereto, their interests in the proposed transaction and related matters.

     Investors and shareholders may obtain free copies of the proxy statement and other documents filed by Quality Dining (when available) at the SEC's website at www.sec.gov. Free copies of the proxy statement will also be available to investors and shareholders from Quality Dining by directing such requests to the attention of John C. Firth, Secretary, Quality Dining, Inc., 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545, 574-271-4600.

     Quality Dining, Mr. Fitzpatrick and the members of the shareholder group, and the other directors and executive officers of Quality Dining, may be deemed to be participants in the solicitation of proxies from Quality Dining's shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Quality Dining is included in Quality Dining's Form 10-K for the fiscal year ended October 26, 2003 and in its proxy statement relating to its 2004 annual meeting of shareholders. In addition, information regarding the interests of participants in the solicitation will be set forth in the proxy statement filed with the SEC in connection with the proposed transaction.

     Quality Dining owns the Grady's American Grill(R), Papa Vino's Italian Kitchen(TM) and Spageddies Italian Kitchen(TM) concepts and operates Burger King(R) restaurants and Chili's Grill & Bar(R) restaurants as a franchisee. As of November 10, 2004, the Company operates 124 Burger King restaurants, 39 Chili's Grill & Bar restaurants, three Grady's American Grill restaurants, six Papa Vino's Italian Kitchen(TM) restaurants, three Spageddies Italian Kitchen restaurants and one Porterhouse Steaks and Seafood(TM) restaurant.

     This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that the Company will actually achieve the plans, intentions and expectations discussed in these forward-looking statements. Actual results may differ materially. Among the risks and uncertainties that could cause actual results to differ materially are the following: the availability and cost of capital to the Company; the ability of the Company to develop and operate its restaurants; the ability of the Company to sustain sales and margins in the increasingly competitive environment; the hiring, training and retention of skilled corporate and restaurant management and other restaurant personnel; the integration and assimilation of acquired concepts; the overall success of the Company's franchisors; the ability to obtain the necessary government approvals and third-party consents; changes in governmental regulations, including increases in the minimum wage; the results of pending litigation; and weather and other acts of God. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Quality Dining is not responsible for changes made to this document by wire services or Internet services.